UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

-------------------------------------------------------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT


                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


    (Mark One)

    {X} ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                   For the fiscal year ended December 30, 2003

                                       OR

    { } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _________ to 5313 __________.

                        Commission file number 333-21011

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
                 FIRSTENERGY CORP. SAVINGS PLAN

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                FIRSTENERGY CORP.
                              76 SOUTH MAIN STREET
                                 AKRON, OH 44308

FirstEnergy Corp. Savings Plan
Report on Audits of Financial Statements and
Supplemental Schedules
December 30, 2003 and 2002

FirstEnergy Corp. Savings Plan

Index
December 30, 2003 and 2002
--------------------------------------------------------------------------------


                                                                      Page


Report of Independent Registered Public Accounting Firms              1, 1a

Statements of Net Assets Available for Plan Benefits at
  December 30, 2003 and 2002                                            2

Statements of Changes in Net Assets Available for Plan Benefits
  for the Years Ended December 30, 2003 and 2002                        3

Notes to Financial Statements                                          4-13


Supplemental Schedules:

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
     as of December 30, 2003                                            14

   Schedule H, Line 4j - Schedule of Reportable Transactions
     for the Year Ended December 30, 2003                               15



All other supplemental schedules are omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

             Report of Independent Registered Public Accounting Firm


To the Participants and Savings Plan Committee of the
FirstEnergy Corp. Savings Plan
Akron, Ohio

We have audited the accompanying statement of net assets available for plan benefits of FirstEnergy Corp. Savings Plan as of December 30, 2003, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of FirstEnergy Corp. Savings Plan as of December 30, 2002 were audited by other auditors whose report dated June 20, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of FirstEnergy Corp. Savings Plan as of December 30, 2003 and the changes in its net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions as of and for the year ended December 30, 2003 together referred to as "supplemental information", are presented for the purpose of additional analysis and are not a required part of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



BOBER, MARKEY, FEDOROVICH & COMPANY

June 1, 2004

             Report of Independent Registered Public Accounting Firm


To the Participants and Savings Plan Committee of the
FirstEnergy Corp. Savings Plan


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the FirstEnergy Corp. Savings Plan (the "Plan") at December 30, 2002 and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


PricewaterhouseCoopers LLP
Cleveland, Ohio
June 20, 2003


                                       1a

FirstEnergy Corp. Savings Plan

Statements of Net Assets Available for Plan Benefits
At December 30, 2003 and 2002
--------------------------------------------------------------------------------


Assets                                            2003                  2002

Cash and cash equivalents                  $    2,315,659         $   2,122,300
FirstEnergy common stock                      451,241,964           413,047,769
Capital preservation investments              389,693,314           197,456,856
Domestic equity stocks                        579,885,658           238,326,911
International equity stocks                    61,992,782            35,268,919
Other equities                                 41,447,926            18,893,250
Balanced                                      187,419,570                     -
Bonds                                          67,075,705            29,884,888
Participant loans                              30,412,933            19,762,708
Interest receivable                             1,803,494               940,951
Employee contributions receivable                       -             2,209,914
Pending sale transactions                         427,549               830,930
                                           --------------         --------------

   Total assets                             1,813,716,554           958,745,396

Liabilities

Pending purchase transactions                           -               138,287
ESOP loan balance                              96,550,000           125,850,000
Accrued fees                                       92,270                18,846
                                           --------------         --------------

   Total liabilities                           96,642,270           126,007,133
                                           --------------         --------------

Net assets available for plan benefits     $1,717,074,284         $ 832,738,263
                                           ==============         =============


   The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 30, 2003 and 2002
--------------------------------------------------------------------------------

                                                   2003            2002

Additions:
    Contributions:
      Employee                                 $ 76,674,175    $ 51,490,830
      Employer                                   31,398,910      24,200,635
                                               ------------    -------------
        Total contributions                     108,073,085      75,691,465

    Investment income (loss):
      Interest and dividends                     51,151,845      33,601,245
      Net appreciation (depreciation) in
        fair value of investments (Note 5)      202,582,607    (113,347,156)
                                               ------------    -------------
           Total investment income (loss)       253,734,452     (79,745,911)

    Transfer of assets from other plans,
      net (Note 9)                              622,421,986      18,949,093

             Total additions                    984,229,523      14,894,647
                                               ------------    -------------

Deductions:
    Distributions to Participants               (85,489,592)    (35,304,079)
    ESOP interest                               (12,585,000)    (14,955,570)
    Fees                                         (1,818,910)       (677,964)
    ESOP transfers to other benefit plan                  -      (2,786,632)
                                               ------------    -------------
             Total deductions                   (99,893,502)    (53,724,245)
                                               ------------    -------------

Increase (decrease) in net assets available
  for benefits                                   884,336,021     (38,829,598)

Net assets available for plan benefits,
  beginning of year                              832,738,263     871,567,861
                                               -------------   -------------

Net assets available for plan benefits,
  end of year                                  $1,717,074,284  $ 832,738,263
                                               ==============  =============


   The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2003 and 2002
--------------------------------------------------------------------------------

1. Description of the Plan

       The FirstEnergy Corp. Savings Plan (the "Plan") provides eligible employees of FirstEnergy Corp. ("FirstEnergy") and its subsidiaries, collectively referred to as the "Companies", a mechanism through which they can save and invest part of their income on a tax deferred basis at regular intervals. Additionally, the Companies currently match employee contributions with shares of FirstEnergy common stock (see Note 7) held in the Employee Stock Ownership Plan ("ESOP") except for former GPU union participants that are currently matched in cash. However, according to the Plan, the Companies can alternatively make all contributions in cash. Employees may invest their contributions in other investment options (the "Funds") and all contributions made to employees' accounts are fully and immediately vested in the Plan. The purpose of the Plan is to encourage employees to adopt a regular savings program and to provide additional security for retirement. The following is a brief description of the Plan and is provided for general information purposes only. Employees should refer to the Plan documents for more complete information.

       The Plan is a qualified profit-sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and provides for salary reduction contributions under Section 401(k) of the Code. In general, plans established pursuant to Section 401(k) of the Code permit eligible employees to defer current federal and, subject to applicable laws, state and local income taxes on the portion of their current compensation represented by the amount of the salary reduction elected. The amounts, as elected by the employees, are contributed to the Plan by the Companies through payroll deductions.

       The Plan is subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA"), but not Title IV as it is an "individual account plan." Title I establishes reporting and disclosure requirements, minimum standards for participation, vesting and benefit accrual, prohibitions governing the conduct of fiduciaries and provides that ERISA pre-empts other federal, state and local statutes relating to employee benefits. The protective benefits of Title IV which relate to insuring pension benefits by the Pension Benefit Guaranty Corporation are not applicable to individual account plans.

       Every permanent FirstEnergy employee is eligible to become a participant in the Plan, herein referred to as "employee" or "Participant", immediately at commencement of employment.

       Employees may participate in one or more of the Funds through deferral of compensation. The choice of investments (except the Companies' matching contributions, which are in the form of FirstEnergy common stock) is the responsibility of the individual employee. Transfers between funds are the responsibility of the employee and may be made on a daily basis.

       Securities in the ESOP Account
       ------------------------------
       The ESOP purchased a total of 10,654,114 shares of Ohio Edison ("OE") common stock from November 1990 to December 1991 for the purpose of funding the Companies' matching contribution to the Plan. On November 8, 1997, pursuant to the merger of OE and Centerior Energy Corporation that created FirstEnergy ("Merger"), shares of OE common stock were converted into shares of FirstEnergy common stock on a one-for-one basis.

       The Plan borrowed $200 million, referred to herein as the "ESOP Loan", at a rate of 10% from OE to fund the purchase of the stock. The ESOP Loan is collateralized by the unallocated FirstEnergy common stock acquired with

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2003 and 2002
--------------------------------------------------------------------------------

       the proceeds of the ESOP Loan. The ESOP Loan is expected to be repaid by December 2005. Interest payments on the loan are made annually. Additionally, principal payments may be made sooner if additional shares of FirstEnergy common stock are needed for distributions to Participants. At December 30, 2003 and 2002, the ESOP Loan balance was $96,550,000 and $125,850,000, respectively.

       Requirements for maturing long-term debt are as follows:

                2004                       $35,700,000
                2005                        60,850,000
                                           -----------

                                           $96,550,000
                                           ===========

       ESOP Allocation
       ---------------
       As principal and interest payments are made on the ESOP Loan, shares of FirstEnergy common stock are released from the ESOP Unallocated Fund to the ESOP Allocated Fund where they are made available for contribution to Participants' accounts. The Plan made interest payments of $12,585,000 in 2003 and $14,955,000 in 2002, which released 297,695 shares in 2003 and
       353,756 shares in 2002. In December 2003, a principal payment of $29,300,000 was made which led to the release of 693,083 shares. In December 2002, a principal payment of $23,700,000 was made which led to the release of 560,617 shares.

       The Companies' matching contribution to each Participant's account is computed the Thursday following the end of each pay period based on the Companies' matching contribution percentages (see Note 7) and on the quoted market price of FirstEnergy common stock when contributed. During 2003 and 2002, there were 968,431 and 688,740 ESOP shares, respectively contributed to Participants' accounts. In 2003 and 2002, respectively, 254,833 and 207,989 ESOP shares were realized related to the reinvestment of dividends on the ESOP shares.

       At December 30, 2003 and 2002, there were 2,656,189 and 3,646,967 shares, respectively, held in the ESOP Unallocated Fund at market values of $93,497,853 and $120,240,502, respectively, and 6,553,214 and 5,690,142 shares, respectively, held in the ESOP Allocated Fund at market values of $230,673,148 and $187,604,005. The market value of the ESOP common stock is measured by the quoted market price.

       PAYSOP
       ------
       A component of the Plan consists of a qualified payroll-based tax credit employee stock ownership plan ("PAYSOP") under Section 401(a) and Section 501(a) of the Code.

       Under the Economic Recovery Tax Act of 1981, effective January 1, 1983, tax credits were based upon eligible employee compensation. The regulation permitted the Companies to contribute to the fund a maximum of one-half of one percent of the aggregate compensation of eligible employees and claim a tax credit on its consolidated federal income tax return equal to this amount. The amounts allocated to eligible employees were based upon the proportion of their wages and salaries (to a maximum of $100,000) to the wages and salaries of total employees for the year.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2003 and 2002
--------------------------------------------------------------------------------

       The Tax Reform Act of 1986 eliminated the PAYSOP tax credit with respect to compensation earned in 1987 or later years. As a result, the Companies have not contributed to the PAYSOP since the 1986 contribution other than for the reimbursement of PAYSOP administrative expenses.

       On November 8, 1997, pursuant to the Merger, shares of OE common stock held in the PAYSOP were converted into shares of FirstEnergy common stock on a one-for-one basis.

       Prior to February 11, 2002, dividends were paid annually to Participants in the PAYSOP. The market value of the common stock in the PAYSOP is measured by the quoted market price. As of February 11, 2002, dividends are payable quarterly to Participants and Participants will also have the option to reinvest dividends back into the PAYSOP Fund. The market value of the PAYSOP Fund was $3,347,085 and $3,114,477 at December 30, 2003 and 2002 respectively.

2.     Summary of Accounting Policies

       The financial statements have been prepared on the accrual basis of accounting.

       The Plan presents, in the Statements of Changes in Net Assets Available for Plan Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation or depreciation. All investment management fees are deducted from investment income. The market value of the Fund is measured at the market value per share determined by the investment manager except for funds A, B, L and N. See footnote 4 for the methodology used to determine fair value for each of these funds.

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and accompanying notes. Actual results may differ from these estimates.

       Expenses for the administration of the Plan are paid for by the Plan unless otherwise paid for by the Companies.

       Certain amounts from the prior year have been reclassified in order to conform to the current presentation.

3.     Plan Termination

       Although the Companies have not expressed any intent to do so, the Companies reserve the right to discontinue or terminate the Plan at any time. If the Plan should be terminated, in whole or in part, Participants will be entitled to withdraw the full value of their accounts, to the extent allowed by law.

4.     Descriptions of Funds

       The following are brief descriptions of the Funds currently available to Participants at December 30, 2003:

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2003 and 2002
--------------------------------------------------------------------------------

       Fund A - Company Common Stock Fund
       ----------------------------------
       This Fund consists entirely of shares of FirstEnergy common stock. The Fund provides an opportunity for employees to increase their common ownership stake in FirstEnergy. The objective for this Fund is the growth of capital through both appreciation and dividend income. The Fund also holds the Companies' pre-ESOP matching contribution in FirstEnergy common stock. The common stock is purchased by the Trustee on the open market. The market value of the common stock is measured by the quoted market price.

       Fund B - Capital Preservation Fund
       ----------------------------------
       This Fund consists of guaranteed fixed income contracts issued by insurance companies and banks, collateralized mortgage obligations, and short-term money market instruments. These contracts guarantee interest for a fixed period and the principal amount of all investments. The market value of the Capital Preservation Fund is measured at the contract value as determined by the insurers and banks.

       Fund C - S&P 500 Index Fund
       ---------------------------
       This Fund is a common/collective trust investing in the S&P 500 stocks. The objective of this Fund is the growth of capital through both appreciation and dividend income.

       Fund D - Small Cap Value Fund
       -----------------------------
       This Fund invests primarily in securities of well-financed small cap companies at a substantial discount to what the manager believes are takeover values. The manager is National City Bank and the mutual fund name is Armada Small Cap Value. The objective of the Fund is to match or exceed the returns of the Russell 2000 Value Index over time.

       Fund E - Large Cap Value Fund
       -----------------------------
       The Fund seeks long-term capital appreciation and income by focusing on domestic large company equities that are selling at modest prices to earnings multiples. Shares are usually held for the long-term. Only extreme valuations or major changes to a company's fundamentals will trigger a sale. The portfolio manager is Davis Selected Advisors, L.P. and the mutual fund name is Selected American Fund. The performance objective is to match or exceed the S&P/Barra Large Cap Value Index over time.

       Fund F - Mid Cap Value Fund
       ---------------------------
       The Fund seeks long-term capital appreciation by investing in mid-sized companies that are less closely monitored by the investment community as evidenced by low institutional ownership and analyst coverage. The goal is to find well-managed companies that have sustainable growth prospects but that are selling at prices below their private market value. The manager believes that these factors may cause shares to be undervalued. The manager may sell a stock when its price no longer compares favorably with the company's private market value. The portfolio manager is Lord Abbett Management and the mutual fund name is Lord Abbett Mid Cap Value Fund.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2003 and 2002
--------------------------------------------------------------------------------

       Fund G - Mid Cap Growth Fund
       ----------------------------
       The Fund seeks long-term capital appreciation by investing in mid cap companies that are leaders in attractive growth markets and in securities of higher risk accelerating growth companies. These securities are driven by product cycles, favorable sector conditions or other company specific factors expected to produce rapid sales and earnings growth. The Fund's investments are usually bought and sold relatively frequently. The portfolio manager is Invesco Funds Group, Inc. and the mutual fund name is Invesco Dynamics Fund.

       Fund H - Small Cap Growth Fund
       ------------------------------
       The Fund seeks long term capital appreciation by investing in small companies that are positioned for above-average growth in revenues, earnings or assets. Both qualitative and quantitative analysis is used to evaluate companies for distinct and sustainable competitive advantages which are likely to lead to growth in earnings and share price. The portfolio manager is Franklin Advisers, Inc. The mutual fund name is Franklin Small Cap Growth II Fund.

       Fund I - Bond Fund
       ------------------
       The Fund seeks to maximize total return consistent with the preservation of capital by investing at least 65% of its assets in a diversified portfolio of intermediate term fixed income investments of varying maturities. The Fund invests primarily in investment grade debt but may invest up to 10% of its assets in high yield securities rated B or higher. The Fund may invest up to 20% of assets in securities denominated in foreign currencies. The portfolio manager is PIMCO and the mutual fund name is PIMCO Total Return Fund.

       Fund J - Self Managed Fund
       --------------------------
       Participants may invest in a self-managed brokerage account available through State Street Brokerage Services, Inc. Options include mutual funds along with any security that is listed on the NYSE, ASE and NASDAQ.

       Fund K - EuroPacific Fund
       -------------------------
       This Fund is an actively managed portfolio of foreign common stocks managed by Capital Research & Management Co. The objective of the Fund is the growth of capital through appreciation.

       Fund L - Loan Fund
       ------------------
       The Plan allows Participants to borrow from their before-tax, after-tax and rollover accounts for certain approved purposes. When loans are made, they are recorded as interfund transfers. The repayments of principal and interest are credited to the Participants' account balances within the respective funds. The employee repays the loan and all related interest through payroll deductions.

       Participants may borrow up to 50 percent of their total account balance or 100 percent of their before-tax account, whichever is less. The interest rate charged is based on the prime rate plus 1 percent, and range from 5.0% to 10.79%. Participants may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid within 6 and 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended to 30 years. The maximum loan amount is $50,000.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2003 and 2002
--------------------------------------------------------------------------------

       Fund M - Armada Equity Growth Fund
       ----------------------------------
       This is an actively managed Fund specializing in large capitalization growth-oriented stock issues managed by National City Bank. The objective of the Fund is the growth of capital through appreciation.

       Fund N - DQE Frozen Stock Fund
       ------------------------------
       This Fund consists entirely of shares of Duquesne Light Holdings, Inc. ("DQE") common stock. These investments were transferred from the former Beaver Valley Power Station 401(k) Plan. The market value of the common stock is measured by the quoted market price. The Fund is frozen to contributions from Participants and allows withdrawals by Participants in accordance with the Plan document.

       Fund O - Fidelity Puritan Fund
       ------------------------------
       This Fund seeks capital appreciation by investing in a combination of equities and fixed income vehicles. Approximately 60% of assets are invested in stocks and 40% in bonds and other debt securities. The market value of this Fund is measured by the quoted market price.

       Fund P - Conservative Balanced Fund
       -----------------------------------
       This Fund seeks capital appreciation by investing in a combination of equities and fixed income vehicles and is appropriate for the participant with a lower risk tolerance. The market value of this Fund is measured by the quoted market price.

       Fund Q - Moderate Balanced Fund
       -------------------------------
       This Fund seeks capital appreciation by investing in a combination of equities and fixed income vehicles and is appropriate for the participant with moderate risk tolerance. The market value of this Fund is measured by the quoted market price.

       Fund R - Aggressive Balanced Fund
       ---------------------------------
       This Fund seeks capital appreciation by investing in a combination of equities and fixed income vehicles and is appropriate for the participant with a high level of risk tolerance. The market value of this Fund is measured by the quoted market price.

5.     Investments

       The Plan's investments are maintained in investment funds and shares of common stock of FirstEnergy and DQE, as described in Note 4.

       Investment securities are exposed to various risks such as interest rate, market and credit risks. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect plan investments.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2003 and 2002
--------------------------------------------------------------------------------

       The following presents the market value of investments that represent 5 percent or more of the Plan's net assets available for plan benefits at December 30, 2003 and 2002:

                                               2003                    2002

       FirstEnergy Common Stock            $451,241,964            $413,047,769

       Capital Preservation Fund            391,375,465             197,456,856

       S&P 500 Index Fund                   294,886,126             121,527,709

       Armada Equity Growth Fund            118,799,934              59,553,514

       Moderate Growth Lifestyle Fund       105,488,054


       The net appreciation (depreciation) of the Plan's investments for 2003 and 2002 was as follows:


                                                2003                    2002

       Bonds                               $    353,657           $     328,438

       Domestic stocks                      130,149,306             (80,716,515)

       International stocks                  14,481,185              (6,013,812)

       Balanced Funds                        27,453,763                       -

       FirstEnergy common stock              30,144,696             (26,945,267)
                                           ------------           -------------

                Total                      $202,582,607           $(113,347,156)
                                           ============           =============-

6.     Non-Participant Directed Investments

       Net assets available for plan benefits and changes in net assets available for plan benefits relating to non-participant directed investments at December 30, 2003 and 2002 and for the years then ended are as follows:

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2003 and 2002
--------------------------------------------------------------------------------

                                                   2003            2002

Assets:
   FirstEnergy common stock                    $231,085,956     $185,218,066
                                               ------------     ------------

      Net assets available for plan benefits   $231,085,956*    $185,218,066*
                                               ============     ============

Changes in net assets available for plan benefits:
     Employer contributions                    $ 27,791,575     $ 24,200,635
     Interest and dividends                      14,254,896       14,569,239
     Net appreciation in fair value
       of investments                            22,840,018        4,225,121
     Distributions to Participants               (8,022,813)      (5,782,225)
     Transfers, net                              (2,135,415)        (971,214)
     Conversions                                  3,724,629       (2,459,855)
     ESOP interest expense                      (12,585,000)     (14,955,570)
                                               ------------     ------------

Increase in net assets available for plan
  benefits                                     $ 45,867,890     $ 18,826,131
                                               ============     ============

*  Net of ESOP loan amounts of $96.6 million and $125.9 million, respectively.

7.     Contributions

       Employer Contributions
       ----------------------
       The Companies pay a matching contribution of 50% on the first 6% of compensation contributed by an employee, except for the former GPU unions. The former GPU union participants receive a match on the first 4% of eligible contributions. In addition, the Companies may designate a number of performance objectives and contribute for each objective achieved, an additional $0.05, up to a maximum of $0.25, on each $1.00 of the first 6% of compensation contributed by an employee. However, the former GPU union participants receive no bonus match. The Companies' contributions are always invested in FirstEnergy common stock, except for the former GPU union participants that are currently matched in cash.

       The Companies' contributions have been pre-funded by the FirstEnergy common stock held by the ESOP Unallocated Fund. These shares of FirstEnergy common stock earn dividend income and are subject to unrealized appreciation and depreciation as the market value of the FirstEnergy common stock fluctuates. The dividend income serves to pay the ESOP Loan and related interest, which results in the release of shares to the ESOP Allocated Fund as the Companies' matching contribution. To the extent dividend income is not sufficient to pay the ESOP Loan and interest, the Companies will contribute cash which is reflected as employer contributions in the Statements of Changes in Net Assets Available for Plan Benefits. Effective February 11, 2002, Participants who are at least 55 years of age with ten years in the ESOP are provided the ability to diversify a portion of their company matching portfolio. The first participants to elect this option became eligible in 2002.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2003 and 2002
--------------------------------------------------------------------------------

       Employee Contributions
       ----------------------
       Employees can invest between 1% and 20% of their salary in the Plan. Employee contributions may be made on a before-tax and/or after-tax basis. Under the before-tax option, deposits are deducted from current taxable income but are taxable when they are withdrawn from the Plan. The Economic Growth and Tax Relief Reconciliation Act of 2001 limited the maximum annual before-tax contribution to $12,000 for 2003 and $11,000 for 2002. Participants who are at least 50 years of age can elect to defer an additional $1,000 annually. Prior to age 59-1/2, an active employee may withdraw before-tax deposits only under certain hardship conditions as defined in the Plan document.

       Employees may make rollover contributions to the Plan of funds held in other tax-qualified plans which the employee was a participant of prior to becoming employed by the Companies. The rollover contributions must be the result of a qualified total distribution from another tax-qualified plan and must be contributed to the Plan within 60 days after distribution to the employee.

       Both employer and employee contributions under the Plan are held in a trust fund with the Trustee. Employees may choose to invest their contributions in Funds A, B, C, D, E, F, G, H, I, J, K, M, O, P, Q or R (see Note 4) which are offered by the Plan. Employees may also elect to borrow from their before-tax accounts for certain approved purposes (Fund
       L).

8.     Tax Considerations

       The Plan is exempt from federal, state and local income taxes. The Plan received a favorable determination letter, which was dated March 24, 2003. The federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a Participant's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to employee withdrawals from the Plan prior to death, disability, attainment of age 59-1/2, or under certain other limited circumstances.

       In the case of withdrawal by a Participant employed by the Companies prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the Participant's after-tax contributions, is taxable at ordinary income tax rates. The value of FirstEnergy's common stock withdrawn is considered to be its fair value on the date it is withdrawn.

       In the case of a distribution that qualifies as a lump-sum distribution upon a Participant's termination of employment with the Companies or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the Participant's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FirstEnergy common stock distributed in-kind or in cash shall be valued at fair value on the date it is withdrawn.

9.     Transfers of Net Assets into the Plan

       On January 7, 2003, the GPU Savings Plans merged into the FirstEnergy Corp. Savings Plan Trust. Assets of $623 million transferred into the Plan. On September 11, 2003, the Northeast Ohio Natural Gas Savings Plan transferred $1.1 million of assets out of the Plan.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
December 30, 2003 and 2002
--------------------------------------------------------------------------------

       On April 30, 2002, the FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW Employees of the Beaver Valley Nuclear Power Plant was merged into the Plan. Net assets with a value of $18.9 million were transferred into the Plan.

10.    Guaranteed Investment Contracts

       The Plan holds fully benefit-responsive guaranteed investment contracts ("GICs"), which are presented at contract value in the Statements of Net Assets Available for Plan Benefits as previously stated in Note 4. The fair values of the GICs at December 30, 2003 and 2002 were $391,335,049 and $209,520,197, respectively. The average yield of the contracts was 5.15% and 5.36% for the years 2003 and 2002, respectively. The crediting interest rate as of December 30, 2003 and 2002 was 4.30% and 4.87%, respectively. The Capital Preservation Fund is measured at the contract value as determined by the insurers and banks and no valuation reserve in relation to the contract value is deemed necessary. The GICs in the Plan are of various types and have zero minimum crediting interest rates. There are fixed crediting interest rates and variable crediting interest rates that reset on a monthly or quarterly basis.


FirstEnergy Corp. Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN: 34-1843785 PN: 002
As of December 30, 2003
--------------------------------------------------------------------------------------------------------------
(a)              (b)                           (c)                       (d)                      (e)
          Identity of Issue                Description                   Cost                 Current Value

       State Street STIF Fund          Money Market Fund                  ***                $   2,315,659


 *     Company Common Stock            FE Common Stock                $ 276,736,686            451,241,964

       Capital Preservation Fund       GICs, CMOs                         ***                  389,693,314 **

       S&P 500 Index Fund              S&P 500 Stocks                     ***                  294,676,444
                                       (Common/Collective Trust)

       Small Cap Value Fund            Domestic Small Cap Stocks          ***                   69,948,747
                                       (Retail Mutual Fund)

       Large Cap Value Fund            Large Cap Value Stocks             ***                   17,158,223
                                       (Retail Mutual Fund)

       Mid Cap Value Fund              Mid Cap Value Stocks               ***                   20,727,919
                                       (Retail Mutual Fund)

       Mid Cap Growth Fund             Mid Cap Growth Stocks              ***                   36,168,459
                                       (Retail Mutual Fund)

       Small Cap Growth Fund           Small Cap Growth Stocks            ***                   18,897,183
                                       (Retail Mutual Fund)

       Bond Fund                       Bonds                              ***                   67,075,705
                                       (Retail Mutual Fund)

       Balanced Fund                   Blend of Stocks, Fixed Income      ***                   41,945,828

       Conservative Lifestyle Fund     Blend of Stocks, Fixed Income      ***                   16,336,316

       Moderate Lifestyle Fund         Blend of Stocks, Fixed Income      ***                  105,940,807

       Aggressive Lifestyle Fund       Blend of Stocks, Fixed Income      ***                   23,196,619

       Self Managed Fund               Equities, Fixed Income             ***                   41,447,926

       EuroPacific Fund                International Stocks               ***                   61,992,782
                                       (Mutual Fund)

       Loan Fund                       Participant Loans                   -                    30,412,933
                                       (Rates from 5.0% to 10.79%)

       Armada Equity Growth Fund       Equities                           ***                  118,758,719
                                       (Mutual Fund)

       DQE Frozen Stock Fund           DQE Common Stock                   ***                    3,549,964
                                                                                            --------------
                                                                                            $1,811,485,511
                                                                                            --------------
                 * Party-in-interest
                ** GIC's are carried at contract value which is cost.
               *** Information is not required per instructions to Form 5500.



FirstEnergy Corp. Savings Plan

Schedule H, Line 4j - Schedule of Assets (Held at End of Year)
EIN: 34-1843785 PN: 002
As of December 30, 2003
----------------------------------------------------------------------------------------------------------------------------------
    (a)                    (b)          (c)             (d)        (e)        (f)           (g)             (h)             (i)
                                                                             Expenses                  Current Value
Identity of       Description        Purchase       Selling      Lease      Incurred        Cost of     of Asset on     Net Gain
Party              of Assets          Price          Price      Expense   in Transaction     Asset    Transaction Date  or (Loss)

FirstEnergy Corp.  FirstEnergy     $74,223,726              -       -            -                 -    $ 74,223,276            -
                   Common Stock
FirstEnergy Corp.  FirstEnergy               -   $ 82,803,062       -            -      $ 79,061,195    $ 82,803,062   $3,741,867
                   Common Stock


                                  EXHIBIT INDEX


                              FIRSTENERGY CORP. SAVINGS PLAN



Exhibit
Number
------

  23    Consent of Independent Registered Public Accounting Firm
  23.1  Consent of Independent Registered Public Accounting Firm

                                    SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             FIRSTENERGY CORP.
                                             SAVINGS PLAN


June 25, 2004
-------------
Date
                                             By: /s/ Wendy E.Stark
                                                 --------------------------
                                                     Wendy E.Stark
                                                     Chairperson
                                                     Savings Plan Committee